Mail Stop 4561
via fax (212) 606-7132

August 31, 2009

William S. Sheridan
Executive Vice President and Chief Financial Officer
Sotheby's
1334 York Avenue
New York, NY 10021

      Re: Sotheby's
            Form 10-K For The Fiscal Year Ended December 31, 2008
            Filed February 27, 2009
            File No. 001-09750

Dear Mr. Sheridan:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief